Exhibit 10.48

CHINDEX MEDICAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 and 2012

AND FOR THE YEARS THEN ENDED

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Chindex Medical Limited

We have audited the accompanying consolidated balance sheets of Chindex Medical Limited (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chindex Medical Limited at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 13, 2013

CHINDEX MEDICAL LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars except share data)

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$32,977	$23,025
Restricted cash	165	1,397
Investments	2,162	2,162
Accounts receivable, less allowance for doubtful accounts of $2,121 and $1,676, respectively	18,981	34,613
Receivables from affiliates	1,386	2,896
Inventories, net	28,932	33,178
Deferred income taxes	1,762	622
Other current assets	4,819	6,833

Total current assets	91,184	104,726
Restricted cash	1,313	12
Investments in unconsolidated affiliate	750	330
Property and equipment, net	11,240	11,634
Noncurrent deferred income taxes	3	3
Trade name and trademarks	4,457	4,457
Prepaid land use rights and other assets	1,982	1,825

Total assets	$110,929	$122,987

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$7,637	$2,387
Accounts payable	11,354	19,152
Payable to affiliates	2,164	17,142
Accrued expenses and other current liabilities	18,118	17,187
Deferred revenue	2,461	3,186
Income taxes payable	1,553	887

Total current liabilities	43,287	59,941
Long-term deferred revenue	718	804
Long-term deferred tax liabilities	808	735

Total liabilities	44,813	61,480

Commitments and contingencies
Stockholders’ equity:
Ordinary shares, HKD$10.00 par value, 20,000,000 shares authorized, including 10,000,000 designated Class A and 10,000,000 designated Class B:
Ordinary Shares, Class A: 7,650,000 shares issued and outstanding at December 31, 2012 and 2011, respectively	9,815	9,815
Ordinary Shares, Class B: 7,350,000 shares issued and outstanding at December 31, 2012 and 2011, respectively	9,430	9,430
Additional paid-in capital	32,474	31,506
Retained earnings	10,938	7,921
Accumulated other comprehensive income	2,899	2,690

Total Chindex Medical Limited stockholders’ equity	65,556	61,362
Noncontrolling interests stockholders’ equity	560	145

Total stockholders’ equity	66,116	61,507

Total liabilities and stockholders’ equity	$110,929	$122,987

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF NET INCOME

(in thousands of U.S. Dollars)

	Year Ended December 31,
	2012	2011
Revenues	$116,070	$126,778
Cost of revenues	(82,972)	(89,273)

Gross profit	33,098	37,505

Termination fee received from distributor	3,698	—
Selling, general and administrative expenses	(31,305)	(31,669)
Research and development expenses	(1,816)	(946)

Income from operations	3,675	4,890
Other income and (expenses)
Interest income	187	214
Interest expense	(212)	(157)
Gain on acquisition of additional equity interest in Qitian	125	—
Miscellaneous expense—net	(157)	—

Income before income taxes	3,618	4,947
Provision for income taxes	(579)	(1,594)

Net income	3,039	3,353
Net income attributable to noncontrolling interest stockholders	(22)	(15)

Net income attributable to Chindex Medical Limited stockholders	$3,017	$3,338

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Year ended December 31,
	2012	2011
Net income	$3,039	$3,353
Other comprehensive income, net of tax:
Foreign currency translation adjustments	209	1,741

Comprehensive Income, net of tax	$3,248	$5,094
Comprehensive income attributable to noncontrolling interest stockholders	22	15

Comprehensive income attributable to Chindex Medical Limited stockholders	$3,226	$5,079

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2012

(in thousands of U.S. Dollars, except share data)

							Accumulated
	Ordinary Shares		Ordinary Shares		Additional		Other
	Class A		Class B		Paid-in	Retained	Comprehensive	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Interests	Total
Balance at December 31, 2010	510	$1	490	$1	$50,795	$4,583	$956	$5,237	$61,573
Net income	—	—	—	—	—	3,338	—	15	3,353
Other comprehensive income	—	—	—	—	—	—	1,734	7	1,741
Issuance of shares	7,649,490	9,814	7,349,510	9,429	(19,243)	—	—	—	—
Stock-based compensation	—	—		—	1,224	—	—	—	1,224
Acquisition of non-controlling interest in STT	—	—	—	—	(1,270)	—	—	(4,817)	(6,087)
Disposal of a subsidiary-Qitian	—	—	—	—	—	—	—	(297)	(297)

Balance at December 31, 2011	7,650,000	9,815	7,350,000	9,430	31,506	7,921	2,690	145	61,507

Net income	—	—	—	—	—	3,017	—	22	3,039
Other comprehensive income	—	—	—	—	—	—	209	—	209
Stock-based compensation	—	—		—	968	—	—	—	968
Acquisition of additional equity interest in Qitian	—	—	—	—	—	—	—	393	393

Balance at December 31, 2012	7,650,000	$9,815	7,350,000	$9,430	$32,474	$10,938	$2,899	$560	$66,116

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31,
	2012	2011
OPERATING ACTIVITIES
Net income	$3,039	$3,353
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on acquisition of additional equity interest in Qitian	(125)	—
Depreciation and amortization	1,274	877
Depreciation for demonstration inventory	402	428
Inventory provision	215	80
Provision for (recovery of) doubtful accounts	445	(29)
Write off of accounts receivable	167	—
Loss on disposal of property and equipment	16	32
Deferred income taxes	(1,140)	89
Stock based compensation	968	1,224
Share of profits of unconsolidated affiliates	(19)	—
Changes in operating assets and liabilities:
Restricted cash	(69)	1,256
Accounts receivable	15,022	(2,009)
Receivables from affiliates	1,510	(2,896)
Inventories	3,715	(10,608)
Other current assets and other assets	2,295	(2,631)
Accounts payable, accrued expenses, other
current liabilities and deferred revenue	(7,860)	6,291
Payable to affiliates	(14,978)	1,177
Income taxes payable	666	220

Net cash provided by (used in) operating activities	5,543	(3,146)
INVESTING ACTIVITIES
Purchase of 46% noncontrolling interest in STT	—	(6,088)
Acquisition of Qitian, less cash acquired	(187)	—
Reduction in cash due to Qitian deconsolidation	—	(29)
Proceeds from disposal of property and equipment	59	—
Deposit received from FosunPharma	—	20,000
Refund of deposit received from FosunPharma	—	(20,000)
Purchases of property and equipment	(525)	(2,605)

Net cash used in investing activities	(653)	(8,722)
FINANCING ACTIVITIES
Proceeds from Debt	7,474	—
Repayment of debt	(2,621)	(633)

Net cash provided by (used in) financing activities	4,853	(633)
Effect of foreign exchange rate changes on cash and cash equivalents	209	312

Net increase (decrease) in cash and cash equivalents	9,952	(12,189)
Cash and cash equivalents at beginning of year	23,025	35,214

Cash and cash equivalents at end of year	$32,977	$23,025

Supplemental disclosures of cash flow information:
Cash paid for interest	$174	$157
Cash paid for income taxes	$1,053	$4,575
Non-cash investing and financing activities consist of the following:
Property and equipment additions included in accounts payable	$11	$15
Interest expenses accrual in accrued expenses	$38	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINDEX MEDICAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

1. BACKGROUND AND ORGANIZATION

Chindex Medical Limited (“CML” or “the Company”) is a joint venture that was formed effective at the close of business on December 31, 2010, and it commenced operations on January 1, 2011. CML was formed by Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“FosunPharma”), a leading manufacturer and distributor of western and Chinese medical devices throughout China and in export markets, and by Chindex International, Inc. (“Chindex”), an American distributor of medical products and provider of healthcare services in China. FosunPharma holds a 51 percent controlling equity interest in CML, while Chindex holds a 49 percent equity interest in CML. The formation of the joint venture represents the basis of a strategic alliance between the two companies, which aims to capitalize on the long-term opportunity presented by growing medical product sectors throughout China and abroad.

Business

CML is a joint venture formed to independently operate certain medical device businesses, consisting initially of FosunPharma’s medical device companies and Chindex’s Medical Products division (“MPD”). CML is focused on marketing, distributing, selling and servicing medical devices in China and Hong Kong, as well as activities in R&D and manufacturing of medical devices for the Chinese and export markets.

During the year ended December 31, 2012, the primary manufacturing operations of CML originating from the FosunPharma medical device companies contributed to the CML joint venture, which provide products to the Chinese domestic and select foreign export markets, were:

•	Shanghai Transfusion Technology (“STT”), a manufacturer and distributor of devices for the collection of blood

•	Huaiyin, a manufacturer and exporter of sutures and surgical blades

•	Foshion Dental and Fuji Dental (90%-owned), distributors and contract manufacturers of dental materials and equipment.

During the year ended December 31, 2012, the primary distribution operations of CML provides marketing, distribution, sale, and technical service for select medical equipment, instrumentation and products for use in hospitals in China and Hong Kong in the following areas:

•	Robotic surgical systems and instrumentation (including the Intuitive and MAKO robotic systems)

•	Ultrasound based imaging devices (distribution of Siemens and BK Medical scanners)

•	X-ray based imaging devices (Hologic mammography)

•	CT based imaging devices (Neurologica mobile CT)

•	Nuclear based imaging devices (Spectrum Dynamics)

•	Aesthetic laser systems (distribution of Cutera and Candela products)

The MPD division operates from offices in China, the United States, Germany and Hong Kong. In its role as an exporter from the United States and Germany, CML U.S. and Germany have been able, for certain contracts, to facilitate government-backed financing packages for its Chinese customers.

In addition to the medical equipment described above, CML expects to continue to expand the breadth of its product offerings over time, by a combination of additional distribution agreements, development and manufacture of new products, and potential acquisitions or strategic investments.

Additional information on the organization, management, products and services of the CML operating companies is available at www.chindexmedical.com.

Formation of the CML Joint Venture

On December 31, 2010, FosunPharma and Chindex, formed Chindex Medical Limited (CML).The formation of CML represents a basis of the strategic alliance between FosunPharma and Chindex, which aims to capitalize on the long-term opportunity presented by medical product sectors in China. CML is focused on marketing, distributing, selling and servicing medical devices in China, including in Hong Kong, as well as activities in R&D and manufacturing of medical devices for the Chinese and export markets. CML is owned 51% by FosunPharma and 49% by Chindex.

As of December 31, 2010, CML owned the Chindex-contributed businesses (principally MPD) and was entitled to a pending and obligatory final investiture of the FosunPharma-contributed businesses. The FosunPharma-contributed businesses were segregated and, until the issuance of the amended business licenses on June 24, 2011, were operated and managed by the joint venture under the Entrustment Agreement. As of December 31, 2011, CML owned, operated and managed both the Chindex-contributed businesses and the FosunPharma-contributed businesses and was entitled to full management rights with respect to both the Chindex-contributed businesses and the FosunPharma-contributed businesses. During the year ended December 31, 2012, the registration with and approval of the State Administration of Foreign Exchange (“SAFE”) was completed, the Entrustment Agreement was terminated and CML became entitled under Chinese law to receive dividends from and proceeds of any sale of the FosunPharma-contributed businesses without regard to the Entrustment Agreement.

Trademark License

The Company was granted the right to use the “Chindex” name which is utilized in the name of the joint venture, together with related trademarks. The brand name and trademarks are owned by Chindex, which has granted a perpetual license to the Company to use the brand name and trademark. The trademark license was recognized as an intangible asset upon the formation of the Company and has been recognized at its estimated fair value of $4,457,000. The license does not require the payment of a royalty fee unless Chindex’s interest in the Company is reduced below 30%. Since the license is non-exclusive and terminates only upon (1) bankruptcy of the Company; (2) violation of the terms of the license agreement; (3) breach of the minority rights provisions in the Joint Venture Governance and Shareholders Agreement (the “Shareholders Agreement”); or (4) the liquidation or dissolution of the Company, the Company believes that the license would be viewed as a perpetual license as the Company does not have the unilateral ability to terminate the license. Thus, the intangible asset has an indefinite life for accounting purposes, and, accordingly, will not be amortized but will be subject to periodic reviews for potential impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition including estimates of selling prices for allocations of multiple-deliverable contracts, allowance for doubtful accounts, useful lives of property, plant and equipment, inventory obsolescence, accrued expenses, deferred tax valuation allowances, and the valuation of the Company’s acquired tangible and intangible assets. Actual results could materially differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have interests in variable interest entities. All intercompany balances and transactions are eliminated upon consolidation. Entities in which the Company has less than a 50 percent ownership interest in, or does not have a controlling financial interest, but is considered to have significant influence are accounted for using the equity method.

Foreign Currency Translation and Transactions

The Company’s subsidiaries determine their functional currencies to be the Chinese Renminbi (“RMB”), HongKong Dollar (“HKD”) or Euros (“Euro”) based on the criteria of ASC subtopic 830-10, Foreign Currency Matters, Overall. The Company has elected to use the US dollar (“USD”) as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated Statements of Net Income.

Cash and Cash Equivalents

The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit, money market funds and short-term marketable securities with an original or remaining maturity at the date of acquisition of three months or less to be cash and cash equivalents.

Restricted Cash

Short-term and long-term restricted cash represent collateral required to be maintained pursuant to certain contractual financing arrangements the Company has entered into with certain financial institutions. Restricted cash is not immediately available to the Company to meet its liquidity requirements (see Note 10).

Accounts Receivable and Allowance for Doubtful Accounts

The Company considers many factors in assessing the collectability of its receivables due from its customers, such as age of the amounts due, the customer’s payment history, and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which collection of the amount is no longer considered probable. Accounts receivable balances are written off after all collection efforts have ceased.

Prepaid Land Use Rights

Prepaid land use rights represent amounts paid for the right to use land in the People’s Republic of China (“PRC”) and are recorded at purchase cost less accumulated amortization. Amortization is recorded on a straight-line basis over the term of the land use rights agreement.

Acquired Intangible Assets and Impairment Testing of Long-Lived Assets and Intangibles

Acquired intangible assets consist of to the acquisition of the rights to use the Chindex brand name and trademarks. The asset consists of a perpetual license and was recorded at fair value at the inception of the CML joint venture, which was also the date of acquiring control of CML. This intangible asset is not amortized, but is subject to impairment testing on an annual basis or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. During 2012, one of the Company’s distributor relationships was discontinued, which could be considered as an indicator of possible impairment. Accordingly, the Company conducted a review and concluded that there was no impairment of the right to use the Chindex brand name and trademarks. No impairment charges were recognized in 2011 and 2012.

The Company evaluates its long-lived assets or asset group including purchased intangibles with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. No impairment charges were recognized in 2011 and 2012.

Revenue Recognition

The Company earns revenue primarily from sales of products used in healthcare services. In recognizing revenue, the Company follows the four principles of Staff Accounting Bulletin No. 104, Revenue Recognition. Revenue from product sales is recognized when the title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the selling price is fixed or determinable, collectability is reasonably assured and the remaining obligations are insignificant, and not essential to functionality of the already delivered items.

The evidence of an arrangement generally consists of an approved customer contract and purchase order. Transfer of title and risk of ownership most often occurs when the product is shipped to the customer or less frequently when the customer receives the product. The selling price for all sales are fixed and agreed with the customer in advance prior to shipment and are based on established price lists or agreed quotes. The Company’s customers have no return rights or post-sale rights, other than limited warranty privileges.

Revenue related to the sale of medical equipment, instrumentation and products to customers is recognized upon product shipment for customers in China or, upon product delivery for customers in Hong Kong, or, in certain cases, upon installation and/or acceptance by the end user or upon training of the end user in the use of the equipment when installation and/or customer acceptance and/or training of the end user is deemed as substantive. We provide installation, standard warranty, and training services for certain of our medical equipment and instrumentation sales. These services are normally viewed as perfunctory to the overall arrangement and are not accounted for separately from the equipment sale except in the cases of certain complex surgical systems where installation and/or training of the end user is considered essential to the functionality of the equipment, in which case, revenue is recognized upon the completion of the installation and/or training and receipt of evidence of such completion. Costs normally associated with installation, training and standard warranty are not significant and are recognized in cost of sales as they are incurred. Revenue from the sale of extended warranties is deferred and recognized over the warranty period.

From time to time, the Company sells an extended warranty together with the medical equipment. The Company also sells multiple medical equipment and instrumentation and products together which are delivered over a period of time. Such arrangements are treated as multiple-element arrangements with revenue being allocated to each unit of accounting using relative fair value method in accordance with ASC 605-25, Multiple-Element Arrangements and recognized under the guidelines of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

Consistent with the provisions of ASC 605-25, Multiple-Element Arrangements, revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company determines VSOE primarily by considering the historical analysis of stand alone sales contract for the products where it is the vendor. The Company determines TPE primarily through use of market stand alone selling price evidence obtained from the OEM of the products being valued. The Company determines BESP by considering multiple factors including but not limited to, competitive and market conditions, internal costs, gross margin objectives and pricing practices. After considering all of these factors, BESP is established using a cost-plus margin approach.

Additionally, the Company evaluates revenue from the sale of equipment and products in accordance with the provisions of ASC 605-45, Principal Agent Considerations, to determine whether such revenue should be recognized on a gross or a net basis. Pursuant to ASC 605-45, the Company recorded the gross amount of sales as revenue because the Company is the primary obligor in the arrangement, the Company has credit and inventory risk and the Company has latitude in establishing its own selling price. If the Company serves as only an agent providing logistics services, it recognizes revenue on a net basis. For the years ended December 31, 2012 and 2011, the Company has recognized revenue of approximately $357,000 and $1,826,000, respectively, on a net basis for its sales to a related party (see Note 18) as the Company is not the primary obligor in these sales arrangements.

Shipping costs charged to customers are included in revenues and the associated expense is included in cost of revenues in the consolidated Statements of Net Income. Shipping costs charged to customers are not significant for the periods presented.

Sales of medical equipment often require protracted sales efforts, long lead times, contingent on customers qualifying for suitable external financing arrangements, and other time-consuming steps. As a result of these factors impacting the timing of orders and related revenues, and therefore our operating results are expected to vary from period to period and year to year.

Deferred Revenue and Warranties

The Company provides its customers with the option to purchase an extended warranty on certain equipment that it sells. We determine the deferred revenue depending on whether the warranty is sold on a stand-alone basis or whether it is sold as part of a multiple deliverable arrangement. For stand alone sales of an extended warranty, the deferred revenue is amortized on a straight-line basis over the warranty term. In multiple deliverable arrangements, in which a customer purchases the equipment and an extended warranty, the deferred revenue related to the warranty is determined based on relative selling prices, and the deferred revenue is amortized on the straight line basis over the warranty term.

Inventories

Inventories include raw materials, work in progress, and finished goods, including those purchased to fill executed sales contracts, consignments and items that were stocked for future sales, including sales demonstration units and service parts. Inventory is recorded at its actual cost when obtained, and a monthly weighted average cost method is used for inventory on hand or issued from inventory. At the end of each period, the inventory is recorded at the lower of net realizable value and its historical cost. If the net realizable value is less than the cost, the difference is charged to an inventory valuation reserve. Inventory valuation is reviewed on a quarterly basis, and adjustments are charged to the provision for inventory, which is a component of cost of revenues. Demonstration inventories are depreciated over their useful life of five years.

Property and Equipment

Property and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation is computed on the straight line method over the estimated useful lives of the related assets. Buildings are depreciated over 40 years. Useful lives for office equipment, vehicles and furniture and fixtures range from 5 to 7 years. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the lease term.

Property, plant and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs and associated interest costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. The capitalization of interest costs, if any, commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use.

The Company assesses the impairment of long-lived assets when indicators of impairment are identified. The Company records impairment charges based upon the difference between the fair value and carrying value of the original asset when undiscounted cash flows indicate the carrying value will not be recovered. No impairment losses have been recorded in the accompanying Consolidated Statements of Net Income.

Income Taxes

The Company’s provision for income taxes is computed for each entity in the consolidated group at applicable statutory rates based upon each entity’s income or loss, giving effect to temporary and permanent differences.

In accordance with ASC 740, Income Taxes, provisions for income taxes are based upon earnings reported for financial statement purposes and may differ from amounts currently payable or receivable because certain amounts may be recognized for financial reporting purposes in different periods than they are for income tax purposes. Deferred income taxes result from temporary differences between the financial statement amounts of assets and liabilities and their respective tax bases. A valuation allowance reduces the net deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes, in its consolidated financial statements, the impact of a tax position if that position is not more likely than not to be sustained upon examination, based on the technical merits of the position. It is our policy to recognize interest and penalties related to income tax matters provision for income taxes.

Stock- Based Compensation

CML does not grant stock options or provide any other share-based payments to its employees. However, in cases where employees of Chindex provide services to CML, the services agreement between CML and Chindex provides that certain compensation costs (including monetary and nonmonetary) of the specific Chindex employees will be charged to CML, which will include the cost of stock-based compensation on a noncash basis, if applicable. In addition, certain former Chindex employees that are now employees of CML retained options to purchase Chindex’s common stock. These options are remeasured to fair value at each reporting date with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. These costs are recorded in the Company’s consolidated Statements of Net Income as selling, general and administrative expenses with a corresponding credit to additional paid-in capital.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-02, an amendment to the accounting standards related to the testing of indefinite-lived intangible assets, other than goodwill, for impairment. Similar to the guidance related to the testing of goodwill for impairment, an entity testing an indefinite-lived intangible asset for impairment has the option to perform a qualitative assessment before calculating the fair value of the asset. If, after assessing the totality of events and circumstances an entity determines that it is not more-likely-than-not that the indefinite-lived intangible asset is impaired, the entity would not be required to perform the quantitative impairment test. However, if the qualitative assessment indicates that it is more-likely-than-not that the fair value of the asset is less than its carrying amount, then the quantitative assessment must be performed. An entity is permitted to perform the qualitative assessment on none, some or all of its indefinite-lived intangible assets and may also bypass the qualitative assessment and begin with the quantitative assessment of indefinite-lived intangible assets for impairment. This amendment is effective for the Company for annual and interim impairment tests performed on or after January 1, 2013 and is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, a new accounting standard that adds new disclosure requirements for amounts reclassified out of accumulated other comprehensive income (“AOCI”). The total changes in AOCI must be disaggregated between reclassification adjustments and current period other comprehensive income. This new standard also requires an entity to present reclassification adjustments out of AOCI either on the face of the income statement or in the notes to the financial statements based on their source and the income statement line items affected by the reclassification. This standard is effective prospectively for the Company for interim and annual periods beginning on January 1, 2013. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

3. DISTRIBUTOR TERMINATION FEE

During 2011, a U.S. manufacturer of medical devices for women’s health (the “Manufacturer”), notified CML that it intended to develop its own sales force in China and would therefore terminate the existing distribution relationship with CML. As a result, during 2012, CML and the Manufacturer entered into negotiations to terminate the distributor arrangement and to arrange for CML to provide transition services that would assist the Manufacturer in assuming the existing obligations for regulatory matters, customer relationships, warranty and service obligations and related matters. The parties agreed that the termination fee would be $4,000,000 upon completion of the services by CML. On December 28, 2012, the parties agreed that the transition services requested by the Manufacturer had been completed, the closing documents were signed and the cash for the transition fee was paid by the Manufacturer to CML.

The agreements provided that CML would be paid the $4,000,000 in exchange for its transition services. The agreements also provided for a non-compete arrangement for a three-year period, beginning on December 28, 2012. The Company analyzed the agreements to consider whether the fee should be separated into two components, one for the transition services and one for the non-compete arrangement. The Company performed a valuation analysis of the covenants not to compete and concluded that the value of the non-compete agreements were de minimis due to the low probability that the Company could negotiate and implement a new distributor relationship with one of the few remaining manufacturers in the same market within the non-compete period as well as the low probability that a new and effective sales force could be developed by the Company within the non-compete period. Accordingly the entire $4,000,000 was allocated to the transition services. Since the transition services were fully performed in 2012, the entire $4,000,000 was recognized as distributor fee income in 2012. After taking into account transaction fees, the Company recognized $3,698,000 as distributor termination fees.

4. INVESTMENTS

The Company’s current investments as of December 31, 2012 and 2011 include available-for-sale securities at fair value of $2,162,000 of government bonds, with fixed interest rate of 0.02% issued by M&T Bank, a large U.S. financial institution. The Company’s current investments are recorded at fair value, and the difference between fair value and amortized cost as of December 31, 2012 and 2011 was de minimis.

(in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2011
Current investments:
U.S. government bonds	$2,162	$2,162

Total current investments	$2,162	$2,162

5. ACCOUNTS RECEIVABLE

(in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2011
Accounts receivables - commercial sales	$19,567	$23,686
Accounts receivables - government secured sales	1,535	12,603

Total accounts receivables	21,102	36,289
Less: Reserve for uncollectible acconts	(2,121)	(1,676)

Net accounts receivable	$18,981	$34,613

CML facilitates government-secured sales contracts to help hospitals in China finance their purchases of medical equipment. CML serves as a facilitator only, it does not borrow or loan money related to these projects and it does not guarantee any of the government-secured financing. In the past, such financing has included loans and loan guarantees from the U.S. Export-Import Bank and the German KfW Development Bank as well as commercial financing that was guaranteed by the Chinese Government but without foreign government participation.

6. INVENTORIES, NET

(in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2011
Inventories, net, consist of the following:
Merchandise and finish goods inventory, net	$20,423	$24,168
Consignment inventory, net	404	818
Demonstration inventory, net	1,339	949
Raw materials	2,338	2,240
Work in process	2,028	2,264
Spare parts, net	2,400	2,739

	$28,932	$33,178

During the year ended December 31, 2012 and 2011, the Company recognized $617,000 and $508,000 in expense for inventory valuation, which included amortization of demonstration inventory of $402,000 and $428,000, respectively, and provisions for obsolete or slow-moving inventories of $215,000 and $80,000, respectively.

7. INVESTMENT IN UNCONSOLIDATED AFFILIATE

As of January 1, 2011, Investment in Unconsolidated Affiliates consisted of a 66.67 percent interest in Suzhou Qitian (“Qitian”), a small manufacturing company in China. In March 2011, the Company sold a 35 percent interest in Qitian to a third party for consideration of RMB2,100,000 (approximately $334,000), thereby reducing its ownership interest in Qitian to 31.67 percent. As a result of the disposition, the Company no longer had controlling financial interest in Qitian. Accordingly, Qitian was deconsolidated and was subsequently accounted for using the equity method. The gain or loss resulting from the deconsolidation of Qitian was inconsequential. As of December 31, 2011, the investment in Qitian was approximately $330,000, and net income recorded using the equity method accounting by CML for its interest in Qitian was $2,000 for the year ended December 31, 2011.

In November 2012, after assessing the future business strategy of the group, CML acquired a 35% interest in Qitian for a cash payment of approximately $334,000, which increased its ownership interest to 66.67 percent. As a result of its controlling financial interest in Qitian, CML consolidated Qitian, effective from November 2012. The assets and liabilities of Qitian were recorded at fair value, based on an independent valuation. The Company recognized a gain on the transaction of approximately $125,000, resulting from the remeasureement gain related to the Company’s pre-existing 31.67 percent ownership interest immediately prior to the application of the full-goodwill method as well as the fair value of acquired net assets exceeding the purchase price.

8. PROPERTY AND EQUIPMENT, NET

(in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2011
Property and equipment, net consists of the following:
Buildings	$8,741	$8,478
Plant and machinery	4,860	4,331
Office equipment and furniture	3,084	2,124
Vehicles	820	758
Construction in progress	3	1,352
Leasehold improvements	460	446

	17,968	17,489
Less: accumulated depreciation and amortization	(6,728)	(5,855)

	$11,240	$11,634

Construction in progress relates to development projects underway in a manufacturing subsidiary in China. There was no capitalized interest recorded in both periods, as the amount would have been immaterial.

Depreciation and amortization expense for property and equipment for the year ended December 31, 2012 and 2011 were $1,198,000 and $877,000.

9. PREPAID LAND USE RIGHTS AND OTHER ASSETS

(in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2011
Prepaid land use rights and other assets:
Prepaid land use right - STT	$782	$780
Prepaid land use right - Huaiyin	440	439
Prepaid land use right - Qitian	236	—

	1,458	1,219
Less: prepaid land use right amortization	(209)	(183)

	1,249	1,036
Other assets	733	789

	$1,982	$1,825

The prepaid land use right for Shanghai Transfusion Technology are for land located in Shanghai. The purchase cost was $782,000, which is being amortized on a straight-line basis over the 48-year term of the land use right.

The prepaid land use right for Huaiyin are for land located in Jiangsu province, for its manufacturing operations. The purchase cost was $440,000, which is being amortized on a straight-line basis over the 50-year term of the land use right.

The prepaid land use right for Qitian are for land located in Jiangsu province, for its manufacturing operations. The purchase cost was $236,000, which is being amortized on a straight-line basis over the 50-year term of the land use right.

Other assets are primarily composed of security deposits relating to certain lease contracts in the amount of approximately $341,000 and a ten-year patent right purchased for approximately $265,000, which is being amortized on a straight-line basis over the 10-year term of the patent right.

10. DEBT

The Company’s short-term and long-term debt balances are (in thousands of U.S. Dollars):

	December 31, 2012		December 31, 2011
	Short term	Long term	Short term	Long term
Bank loan	$7,637	$—	$1,905	$—
Line of credit	—	—	482	—

	$7,637	$—	$2,387	$—

Bank loan

The company has a loan from Bank of China for RMB 12 million ($1,908,000) with an interest rate of 6.00% per annum which is collateralized by the five company buildings, and the repayment is divided into two equal parts of RMB 6 million each, with one part of the loan having a term from August 8, 2012 to August 7, 2013, and the second part having a term from September 24, 2012 to September 25, 2013. The company has a loan from Bank of China for RMB 5 million ($795,000) with an interest rate of 7.54% per annum, and the term of the loan is from February 17, 2012 to February 15, 2013. The company has a loan from Bank of Beijing for RMB 30 million ($4,773,000) with an interest rate of 6.00% per annum, and the term of the loan is from December 28, 2012 to December 28, 2013. The company has a loan from Bank of Ningbo for RMB 1 million ($159,000) with an interest rate of 7.20% per annum, and the term of the loan is from June 23, 2012 to June 12, 2013.

Line of credit

CML has a $1,750,000 credit facility with M&T Bank. The borrowings under that credit facility bear interest at 1.00% over the three-month London Interbank Offered Rate (LIBOR). As of December 31, 2012 and 2011, there was $0 and $482,000 outstanding loan balance under the facility. Balances outstanding under the facility are payable on demand, fully secured and collateralized by government securities acceptable to M&T Bank having an aggregate fair market value of not less than $1,945,000.

CML also has a letter of credit agreement with M&T bank. As of December 31, 2012 and 2011, there were $287,000 and $51,000 letters of credit outstanding.

Debt Payments Schedule and Restricted Cash

The following table sets forth the Company’s debt obligations as of December 31, 2012:

(in thousands of U.S. Dollars)

	Total	2013	2014	2015	2016	2017	Thereafter
Bank loan	$7,637	$7,637	$—	$—	$—	$—	$—

Total	$7,637	$7,637	$—	$—	$—	$—	$—

Restricted cash of $1,478,000 and $1,409,000 as of December 31, 2012 and 2011, consists of $1,466,000 and $1,397,000 for collateral for performance bonds issued in connection with the execution of certain contracts for the supply of medical equipment. Such bonds are fully collateralized and are required to be effective for the duration of the product warranty period under the applicable contracts.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

(in thousands of U.S. Dollars)

	December 31, 2012	December 31, 2011
Accrued expenses:
Accrued expenses- goods received not invoiced	$4,680	$5,474
Accrued compensation	4,123	3,930
Accrued expenses- other	2,970	2,484
Accrued taxes payable other than income tax	768	1,029
Customer deposits	2,201	1,345
Other current liabilities	3,376	2,925

	$18,118	$17,187

12. DEFERRED REVENUE

(in thousands of U.S. Dollars)

	December 31, 2012		December 31, 2011
	Short term	Long term	Short term	Long term
Deferred revenue, service contract and extended warranty	$2,461	$718	$3,186	$804

The Company provides its customers with the option to purchase the extended warranty on certain equipment that it sells. The amount of deferred revenue depends on whether the warranty sold on a stand alone basis or whether is sold as part of multiple deliverable arrangements. For stand alone sales of the extended warranty, the deferred revenue is amortized on the straight line basis over the warranty term. In multiple deliverable arrangements, in which a customer purchases the equipment and extended warranty, the deferred revenue related to the warranty determined based on relative selling prices, and the deferred revenue is amortized on the straight line basis over the warranty term.

13. STOCKHOLDERS’ EQUITY

Ordinary Stock and Stockholders’ Agreement

CML was incorporated as a limited liability company under the Hong Kong Companies Ordinance. The authorized capital is HK$200 million divided into two classes, designated as 10 million “A” ordinary shares of HK$10 each and 10 million “B” ordinary shares of HK$10 each. As of December 31, 2012 and 2011, 7,650,000 Class A ordinary shares and 7,350,000 Class B ordinary shares have been issued and are outstanding. The Class A shares have been issued to Ample Up Limited, a Hong Kong subsidiary of FosunPharma. The Class B ordinary shares have been issued to Chindex Medical Holdings (BVI) Limited, a subsidiary of Chindex. The rights and power of the shareholders are enumerated in the stockholders’ agreement. The Class A shares and Class B shares have equal voting rights with each share having one vote and equal economic rights in matters of dividend distribution and liquidation.

Entrustment Agreement

From January 1, 2011 until March 30, 2012, the FosunPharma-contributed businesses were managed by CML under the Entrustment Agreement (see Note 1).

Noncontrolling Interests

As of December 31, 2011, all of the subsidiaries of CML are wholly owned, with the exception of one dental subsidiary which is 90% owned. During January 2011, the Company purchased the 46% noncontrolling interest in STT for $6.1 million which increased its ownership percentage to 100%. As of December 31, 2011, CML owned a 31.67% interest in Qitian, and treated it as an affiliated company of equity-method investment. In November 2012, CML bought a 35% ownership interest in Qitian, increasing its ownership interest to 66.67%. Since the ownership interest of CML in Qitian was above 50%, Qitian was consolidated then, and the related noncontrolling interest was added into the CML consolidated financial statements as of December 31, 2012.

Stock-Based Compensation

Since CML formation, certain former employees of Chindex became employees of CML and certain employees of Chindex provide services to CML under a services agreement between the companies. Certain of these employees have been awarded equity compensation in the form of stock options or restricted stock grants from Chindex International Inc. These costs are recorded in the Company’s consolidated statement of operations as selling, general and administrative expenses with a corresponding credit to additional paid-in capital. For the years ended December 31, 2012 and 2011, stock-based compensation charged to CML by Chindex International, Inc. for CML employees was $147,000 and $311,000, and for nonemployees was $821,000 and $913,000, respectively.

14. INCOME TAXES

Income before income taxes for the years ended December 31, 2012 and 2011 was composed of the following (in thousands of U.S. Dollars):

	December 31, 2012	December 31, 2011
People’s Republic of China (PRC)	$6,712	$2,088
Non-PRC	(3,094)	2,859

Total	3,618	4,947

For the years ended December 31, 2012 and 2011, the provision for income taxes consists of the following (in thousands of U.S. Dollars):

	December 31, 2012	December 31, 2011
Current:
PRC	$1,632	$1,157
Non-PRC	87	348

Total current	1,719	1,505
Deferred:
PRC	1,284	78
Non-PRC	144	11

Total deferred	(1,140)	89

Total provision	$579	$1,594

For the years ended December 31, 2012 and 2011, the provision for income taxes differs from the amount computed by applying the PRC statutory income tax rate to the Company’s income from operations before income taxes as follows:

	December 31, 2012	December 31, 2011
Income tax expense at the China statutory rate	25.0%	25.0%
Foreign rate differentials	15.1%	(9.9)%
Change in valuation allowance	-37.3%	8.7%
Other permanent differences	13.2%	8.4%

	16.0%	32.2%

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of the Company’s assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31, 2012 and 2011 (in thousands of U.S. Dollars):

	December 31, 2012	December 31, 2011
Deferred tax assets, net:
Allowance for doubtful accounts	$316	$294
Inventory	827	657
Accrued expenses	715	734
Net operating loss carryforwards	321	741
Depreciation and amortization	3	3
Other	34	51

	2,216	2,480
Valuation allowance	(451)	(1,855)

Deferred tax assets, net of valuation allowance	$1,765	$625

Deferred tax liabilities:
Depreciation and amortization	(808)	(735)

Total deferred tax liabilities	$(808)	$(735)

The Company has losses from China of which approximately $1.3 million will expire between 2013 and 2017.

Management assessed the realization of its deferred tax assets throughout each of the quarters of the twelve month period ended December 31, 2012. Management records a valuation allowance when it determines based on available positive and negative evidence, that it is more likely than not that some portion or all of its deferred tax assets will not be realized. The valuation allowance as of December 31, 2012 and 2011 was $451,000 and $1,855,000, respectively.

The new PRC Corporate Income Tax Law published in 2007 imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008.

As of December 31, 2012, the Group intended to reinvest permanently the retained earnings of its PRC subsidiaries. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable

The Company’s tax expense reflects the impact of varying tax rates in the different jurisdictions in which it operates. It also includes changes to the valuation allowance as a result of management’s judgments and estimates concerning projections of domestic and foreign profitability and the extent of the utilization of net operating loss carry forwards. As a result, we have experienced significant fluctuations in our world-wide effective tax rate. Changes in the estimated level of annual pre-tax income, changes in tax laws particularly related to the utilization of net operating losses in various jurisdictions, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense and net income.

For the foreign jurisdictions, the Company is no longer subject to local examinations by the tax authorities for years prior to 2007.

As of December 31, 2012, the Company had no unrecognized tax benefits, nor did it have any that would have an effect on the effective tax rate. The Company’s policy is that it would recognize interest and penalties accrued on any unrecognized tax benefits as a component of provision for income taxes. As of December 31, 2012, the Company had no accrued interest or penalties related to uncertain tax positions.

15. COMMITMENTS

Leases

CML and its subsidiaries lease office space and space for distribution and manufacturing operations under operating leases. Future minimum payments under these noncancelable operating leases as of December 31, 2012, consist of the following (in thousands of U.S. Dollars):

Year ending December 31:
2013	$1,615
2014	1,253
2015	1,031
2016	279
2017	127

Net minimum rental commitments	$4,305

Rental expense was approximately $1,752,000 and $1,779,000 for the year ended December 31, 2012 and 2011.

Capital Commitments

As of December 31, 2012, the Company had capital commitments of $144,000 payable in 2013 related to its manufacture of blood transfusion products.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted ASC 820, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The valuations of the investment securities are obtained from a financial institution that trades in similar securities.

The following table presents the balances of investment securities as of December 31, 2012 and 2011 measured at fair value on a recurring basis by level (in thousands of U.S. Dollars):

As of December 31, 2012:

Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
U.S. Government Sponsored Enterprises	$2,162	$—	$2,162	$—

Total	$2,162	$—	$2,162	$—

As of December 31, 2011:

Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
U.S. Government Sponsored Enterprises	$2,162	$—	$2,162	$—

Total	$2,162	$—	$2,162	$—

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, and short-term loans approximate fair value because of the short-term maturity of these instruments.

17. CONCENTRATIONS OF RISKS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. Substantially all of the Company’s cash and cash equivalents and restricted cash of $33.1 million at December 31, 2012 were held by ten Chinese banks and three international banks. Of $33.1 million, $21.2 million was held by ten Chinese banks including China Merchants Bank and Bank of China, and $11.9 million was held by three international banks including Commerzbank of Germany and M&T Bank of the U.S..

Supplier Risk

Supplier relationships which potentially subject the Company to concentrations of supplier risk consist primarily of relationships where supply of raw materials may be in short supply or controlled by a limited number of channels, pricing for commodity products subject to market fluctuations or technologies critical to the Company’s business are substantially controlled by one supplier with whom the Company has an exclusive, or restrictive, distribution rights. The Company has one significant supplier, Siemens, which accounted for 23% of total product cost of goods sold.

Currency Convertibility Risk

Some of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign Currency Exchange Rate Risk

The functional currency of certain entities of the Company is RMB, and the reporting currency is USD. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. During the year ended December 31, 2012, the RMB appreciated approximately 0.2% against the USD. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Company.

18. RELATED PARTY TRANSACTIONS

CML is owned by two investors, FosunPharma and Chindex International, Inc. CML completed its first year of operations in 2011, and it has used certain resources available from its two owners, as detailed below.

Services Agreement

CML and Chindex entered into a services agreement, effective on January 1, 2011. Under the services agreement, Chindex provides advisory and support services as requested by CML. The services include management and administrative support services for marketing, sales and order fulfillment activities conducted in the United States and China, order processing and exporting of goods sold to customers in China, assistance with respect to the marketing of products sold in China by CML, analysis of sales opportunities and other assistance including services such as payroll, database administration, internal auditing, accounting and finance that will assist CML in carrying out its activities in the United States and China. In 2012 and 2011, the service expenses charged by Chindex to CML were $3,463,000 and $3,451,000, respectively. Trade payables under certain distribution agreements are guaranteed by Chindex.

Lease Agreements with Related Parties

CML leases office space in Beijing from a real estate company affiliated with FosunPharma. In 2012 and 2011, rent expense for this building was $835,000 and $579,000, respectively.

Transactions with Affiliates and Balances to/from Affiliates

Transactions with affiliated companies outside CML in 2012 were as follows in thousands of U.S. Dollars:

	December 31, 2012	December 31, 2011
Sales to affiliates
FosunPharma - Suzhou Laishi	$1,217	$521
Chindex	357	1,826

Total	$1,574	$2,347

Purchases from affiliates
FosunPharma - Suzhou Laishi	$771	$3,420
Chindex	3,463	3,451

	$4,234	$6,871

Balances with affiliated companies as of December 31, 2012 were as follows in thousands of U.S. Dollars:

	December 31, 2012	December 31, 2011
Receivables from affiliates
FosunPharma	$—	$3
Chindex	1,386	2,893

Total	$1,386	$2,896

Payable to affiliates
FosunPharma	$—	$6,168
Chindex	2,164	10,974

	$2,164	$17,142

19. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 13, 2013, which was also the date that the financial statements were available to be issued, and there were no subsequent events requiring disclosure.